EXHIBIT 99.2


                                 SCHEDULE 5

                      BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cambridge Antibody Technology

2. Name of scheme

Share Incentive Plan (formerly All Employee Share Ownership Plan)

3. Period of return: From 1 April 2002 to 30 September 2002

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

354,610 ordinary 10 pence shares

5. Number of shares issued/allotted under scheme during period


0 (zero) ordinary 10 pence shares


6. Balance under scheme not yet issued/allotted at end of period

354,610 ordinary 10 pence shares

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission


22,136,251 ordinary 10 pence shares on 25 March 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records


36,214,349 ordinary shares of 10 pence



Contact for queries: Assistant Company Secretary


Address: Cambridge Antibody Technology, The Science Park, Melbourn,
Cambs SG8 6JJJ

Name: Justin Hoskins

Telephone: 01763 263233